May 22, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549-4631
Attn:    Austin Stanton
    Lulu Cheng

Re:     Greenidge Generation Holdings Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-278600
Request for Acceleration

Dear Mr. Stanton and Ms. Cheng:

Reference is made to our letter, filed as correspondence via EDGAR on May 21, 2024, in which the undersigned requested acceleration of the effectiveness of the above referenced Registration Statement to 4:00 p.m. Eastern Daylight Time on May 23, 2024, or as soon thereafter as practicable (the “Effective Time”), pursuant to Rule 461 under the Securities Act of 1933, as amended.
The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Very truly yours,

/s/ Christian Mulvihill

Christian Mulvihill
Chief Financial Officer,
Greenidge Generation Holdings Inc.

cc:    Jordan Kovler, Chief Executive Officer, Greenidge Generation Holdings Inc.